Exhibit 99.2

Investor Call Transcript

[0:00:00]

Shannon:                                                                   Ladies and gentlemen, thank you for standing by and welcome to the Gilead Sciences conference call. At this time, all participant lines are in listen-only mode. After the speakers’ presentation, there’ll be a question and answer session. To ask a question during the session, you will need to press star, 1 in your telephone. Please be advised that today’s conference is being recorded. If you require any further assistance, please press star, 0. I will now like to hand the conference over to your speaker today, Douglas Maffei, Head of Investor Relations. Thank you, please go ahead.

[00:00:28]

Douglas Maffei:                               Thank you, Shannon. We appreciate everyone joining us on such short notice for today’s call to discuss the exciting acquisition of Forty Seven, announced earlier this morning. The speakers on today’s call will be Daniel O’Day, Chairman and Chief Executive Officer, Merdad Parsey, Chief Medical Officer, and Andy Dickinson, Chief Financial Officer. Also on the call is Johanna Mercier, Chief Commercial Officer. Before we begin, let me remind you that we will be making forward-looking statements…

[00:00:59]

…that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those referred to in any forward-looking statements. Those risks and uncertainties are contained within our joint press release, presentation, and latest FCC filings of each company. I will now turn the call over to them.

Daniel O’Day:                                          Thank you, Doug. Uh, good morning, everybody. Thank you for joining on such short notice. Uh, and we are very excited to - to review the opportunity here today.

[00:01:32]

Uh, we wanted to articulate why we thin this is such an important acquisition for Gilead and provide the opportunity for any questions and comments that you may have, as well, after prepared remarks here. So, I’ll talk a little bit about the rationale and Merdad will speak about the novel science and - that’s at the heart of this acquisition and the potential for addressing some significant unmet patient needs. And then Andy will discuss the structure of the deal, and then we’ll open it up to some questions.

[00:02:00]

So first and foremost, this is really at the sweet spot of our strategies that we’ve just rolled out. Uh, you know - uh, a month ago. As I’ve said several times, our business development is going to be focused on our core areas of expertise — where we have knowledge in-house: virology and, uh, the field of immunomodulation. And in oncology, w said we’ll focus specifically on immune-onlcology. And we also said that we - we would keep the bar very high, uh, building the (unintelligible) line with a sense of urgency…

[00:02:31]

…but only pursuing the highest quality science, with a focus on clinical stage assets. Forty Seven fits that profile perfectly, um, from my perspective, with leading expertise in a promising area of immune-oncology, the targeting of CD47. The lead molecule, uh, magrola- mag- magrolimab has shown particularly promising advocacy for two hematologic cancers: myelodysplastic syndromes, or MDS, and acute myeloid mac- (unintelligible) leukemia, AML, in combination with chemotherapy.

[00:03:04]

Uh, there was significant interest in these data when they were presented at ASH in December. In fact, I was there, uh, with our - with our Kite data as well, uh, and the three-year data - and the MCL data from Kite. Um, magrolimab could be a first-in-class therapy based on a novel MLA converging clinical data. So, you also may know that MDS and AML are two diseases with a high, unmet need.

[00:03:31]

Uh, there’ve been no new therapies in MDS in the United States for more than 13 years. There’s a big patient need here. So, we also see multiple opportunities with these new two lead-in occasions, uh, and - uh, as well as other indications that are already in development, such as NHL and multiple-myeloma, and eventually the opportunity and the potential to go into solid tumors. Uh, I would just note now that, uh…

[00:04:00]

... magrolimab’s, uh, mechanism of action also lends itself to combination with other therapies. (Chemo) therapies, antibodies, and potentially other immunotherapies, which is at the core of, uh, as we know, uh - uh, our oncology strategy, uh, and the - and the oncology strategy of the industry to look for combination therapies to get higher sustained responses with longer duration. So, putting this opportunity into contact of our existing clini- clinical pipeline…

[00:04:30]

…magrolimab exten- expands our presence in hematology with a non-cell therapy asset. I think this, in fact, complements Kite’s cell therapy franchise. And then, in the broader sense, our combined immuno-oncology pipeline covering Kite’s cell therapies and our emerging, novel non-cell therapy had 15 clinical programs today, before we add magrolimab, and this number would bring it up — the number of programs today — up to closer to 20, with some importantly late-stage additions with, uh, magrolimab.

[00:05:04]

And allows us to, uh, have a market entry in oncology outside of cell therapy much sooner than our current portfolio. So the Forty Seven acquisition adds significant potential with what could be a foundational asset with trans- transformational benefits. And then finally, before I hand the call over to Merdad, I also just want to comment on the Forty Seven team. They’re a - they’re a highly experienced team of individuals with complementary expertise and - and - and great mutual expect - respect. They also happen to be very geographically close to us, which is terrific in terms of our cooperation. An- and a lot of experience and, uh, a lot of respect for, um - uh, for Mark, their CEO, and the team over there that I got to know in the recent past. So we’re all excited to be working with them to make the most of the terrific progress to date. With that, I’ll turn it over to Merdad to cover the sciences in more detail.

[00:05:58]

Merdad Parsey:                                  Thanks, Dan. Uh, yeah, I just want to echo D- what Dan said about, uh, how impressed we’ve been by the talent and, uh, scientific rigor, uh, that the Forty Seven team has had as we’ve gotten to know each other, and all the work they’ve done to get, uh, magrolimab this far. Uh, m- the team and I are really looking forward to collaborating with this group of, uh, great scientists and we continue - as we continue to progress this, uh, for the patients who really need, uh, new treatments with this, uh, disease. Um, Dan - as Dan mentioned…

[00:06:29]

…Forty - the Forty Seven team, uh, shared some data, uh, at ASH last year, uh, that showed really significant promise for both MDS and AML. And these are diseases where there - there really is, uh - continues to be a tremendous need for new medicines. And, uh, as an example, patients with high-risk MDS have a median survival of only in the one- to two-year range. As we try to strengthen and expand our clinical pipeline, uh, in line with our strategy that you’ve all heard of…

[00:07:00]

…uh, this is exactly the kind of deal that we are, um, looking for that will help us achieve our ambitious goal of bringing ten transformative medicines to patients over the next decades. Uh, early trial evaluation magrolimab in combination with standard of care azacitidine, it really demonstrated a strong response and durability in patients who have been treated. Uh, additionally the safety profile, uh, looks to be really well tolerated. And, uh, the dosing regimen, uh, that Forty Seven has devised for magrolimab really, uh…

[00:07:31]

…demonstrates an ab- ability to mitigate, uh, anemia as a side effect. So, uh, due to the increase in efficacy and the ability to safely combine, uh, this - this is really what we’re excited about in terms of potential for magrolimab to extend the duration of therapy, uh, compared with azacitidine alone. The mechanism of action is really interesting magrolimab, and it really represents a new approach to cancer therapy. Uh, as you may know, magrolimab works to help immune cells to engulf and kill cancer cells.

[00:08:04]

Um, cancer cells are - are targeted for phagocytosis are being killed by, um, by macrophages and other cells when they express certain proteins on their surface, and they, uh - then mutant cells get engaged and they initiate the phagocytosis and - and the killing mechanism of these cancer cells. Certain chemotherapies, including azacitidine, can cause, uh, cancer cells to express these signals and target them for phagocytosis — so-called eat-me signals.

[00:08:34]

Uh, research done at Stanford by Ravi Majeti and Irv Weissman showed that cancer cells can express a cell surface protein called CD47. And this, uh, this protein sends signals to inhibit phagocytosis or “don’t-eat-me” signals. Uh, the Stanford researcher showed that by blocking CD47, the immune cells could better phagocytosis and kill cancer cells. Uh, the researchers also demonstrated CD47 expression is in increase in many types of cancers.

[00:09:02]

Combining magrolimab with azacitidine may create a synergy where, uh, we see both an increase, uh, of the signals caused by azacitidine, uh, to initiate phagocytosis and then the treatment with ma- magrolimab can block the, uh, the inhibitory signal - the inhibitory signal for phagocytosis caused by CD47 and, therefore, we get better killing of the cancer cells. Uh, so the magrolimab binding to, uh, to…

[00:09:30]

…and blocking of CD47 on tumor cells give it a, uh - gives another positive “eat me” signal, uh, for the immune cell to engulf and kill - kill the cancer cells; and Forty Seven’s really designed magrolimab very specifically to have this extra signal to - to boos the “eat me” signal. Uh, so the data presented publically at ASH really support both, uh, an improved response rate over azacitidine therapy and tolerability that supports continued development. And this profile really supports our belief that magrolimab could be advancing disease therapy.

[00:10:01]

It’s an important addri- addition to our clinical oncology portfolio and - and magrolimab really fits well with our approach to build transformative therapies ar- across complementary immuno-oncology platforms, both in cell therapy and in non-cell therapy. We’ve been building our, uh, portfolio here to be, uh, a differentiated immuno-oncology portfolio that is exemplified by both our internal programs, such as, uh, PDL1.

[00:10:28]

The, uh, Anti-CD73 TGF-β bifunctional protein, we’ve - we’ve, uh - we’re working with from (unintelligible). And now Forty Seven that further complements this portfolio with the addition of - of potential therapeutic (unintelligible), uh, targets, uh, an innate immune mechanism that’s not covered by our existing portfolio. Given the early promising results that we’ve seen with magrolimab across several hematologic malignancies, there may also be other synergistic opportunities that complement Kite down the road and in the future.

[00:10:59]

We’ll continue to pursue deals like this. Uh, these are exactly the kind of external opportunities that we are looking for in oncology to ensure that we at Gilead have access to the best scientific innovation to advance medicines for patients. We’re looking forward to working together with our new colleagues at Forty Seven to advance magrolimab as rapidly as possible for patients. Before we get to questions, let me hand over the call to Andy, uh, and he’ll review the deal terms briefly.

Andy Dickinson:                             Thank you, Merdad, and welcome, everyone.

[00:11:29]

As you’ve seen from our press release, uh, that we issued this morning, Gilead and Forty Seven have entered into an agreement whereby Gilead will acquire Forty Seven for $95.50 per share, for a total purchase price of approximately 4.9 billion dollars. Um, I’m please to share that the transaction was unanimously approved by the Board of Directors of both companies; and thanks to our strong balance sheet, we have the financial flexibility to be able to fund the purchase entirely with our cash on hand. As a reminder, our cash and marketable debt securities balance at the end of 2019 was 25.8 billion dollars. We expect that the deal will close sometime during the second quarter — subject, of course, to regulatory approvals and customary closing conditions. In addition, uh - uh, you might expect, we’re not providing any updates to our 2020 financial guidance at this time. We plan to update our guidance after the closing of the transaction, likely on our first quarter earnings call.

[00:12:28]

Um, as you can appreciate, given magrolimab’s stage of development and the investment required to maximize the potential of the therapy, the transaction’s expected to be slightly dilutive to earnings over the next several years. We retain significant capacity for additional transactions to continue to expand our pipeline. And we will continue to pursue partnerships and small to medium-sized acquisitions in pursuit of innovative science. Let’s now open the call up to questions.

Shannon:                                                                   As a reminder, to ask a question, you will need to press star, 1 in your telephone. To withdraw you question, press the pound key.

[00:13:02]

Please step out while we compile the Q&A roster. Our first question comes from Michael Yee with Jeffries. Your line is open.

Michael Yee:                                                Hello, there. Uh, (unintelligible) from Michael Yee. Just a had a s- a qu- one question here. Just wondering if you could speak to the complementary nature of this drug with your other drugs that you currently have in your pipeline. So for instance, (unintelligible). Are you thinking about combo therapies or, um, combination clinical trials going forward? Thank you.

[00:13:30]

Merdad Parsey:                                  Hi, Michael. Uh, thanks for the question. Uh, yeah, so, you know, we are - we are definitely, uh, looking at all those possibilities. It’s - it’s certainly one of the reasons we’re interested in this, given the indications where - where, uh - uh, the, uh, molecules already been evaluated. In the - in the short term, uh, this is really focused on MDS. And I think that’s where our short-term focus will be. Uh, as you know, there are - there are studies ongoing, um, and data being generated in DLBCL…

[00:14:01]

…and that’s in - that’s one of those areas where I think, uh, you could imagine that there could be synergies and, uh, other possibilities when we, uh, think about Kite. So, that’s definitely on the radar.

Michael Yee:                                                Thank you very much.

Shannon:                                                                   Our next question comes from Brian Abrahams with RBC Capital Markets. Your line is open.

Brian Abrahams:                          Hi, guys. Thanks so much for taking my question. Uh, and congrats on the deal. Um, just wondering if you could expand a little bit on your view of the overall safety, uh, and the differences you see versus other CD47 pathway approaches.

[00:14:33]

And then would love to hear more a- also about, uh, the path to market and potential timelines here and any new trials you might anticipate starting once the deal closes. Thanks.

Merdad Parsey:                                  Ah, sure. This is Merdad, uh, again. I think for us, uh, one of the key things that we’re excited about for Forty Seven is that, uh, how far, uh, advanced the program is, uh, in MDS. And I - and I think - and in AML, and I think that gives us a - a…

[00:15:00]

…significant advantage in terms of moving forward. Additionally, I think the, as you alluded to, the safety profile, uh - um, they’ve done a really great job of optimizing the dosing to really minimize, uh, adverse events. And I think that’s one of the other reasons that we’re really interested in the molecule. So, given the tolerability profiles of what we’ve seen and, um - you know, you’ll see more of these data, um, at ASCO, I would ac- uh, anticipate. Uh, we - we think that we - we have a really great, uh, combination of, uh…

[00:15:30]

…efficacy and safety. The risk benefit here looks to be really good, especially in theses patients. So, um, that’s one of the key things that we were interested about, in terms of, um - um, moving the program forward. Um, in terms of, uh, path to market, uh, you know, we’re - we’re looking at, uh - uh, the existing studies, and, uh, those are - those are ongoing. You know, there’s an opportunity for accelerated approval here that would be, um, sort of in the, uh, latter part of 2022.

[00:16:00]

Uh, so that’s sort of the - the time frame we’re looking at. Obviously, that depends on the data and, uh, whether accelerated approval would be okay. Um, if not, then we’d be looking a little bit farther out, but that was one of the key things that we’re interested in in MDS and AML — it’s the, uh, the ability to get to market, uh, relatively quickly.

Brian Abrahams:                          Thanks very much.

Merdad Parsey:                                  (Unintelligible).

Shannon:                                                                   Our next question comes from Geoff Meacham with Bank of America. Your line is open.

[00:16:30]

Geoff Meacham:                         Hi, guys. Uh, congrats on the deal and, uh, thanks a lot for the question. Um, just wanted to ask you, um, on the other aspects. So, um, when you look, obviously Forty Seven is foundational to the transaction, but how much value was described for 174 or 189 and - and when do you think you’ll be in the clinic for that (unintelligible)? Thank you.

Merdad Parsey:                                  Yeah, you know, I think, uh, we - we definitely, uh, s- see the other assets as really being, uh, interesting and…

[00:17:00]

…and, uh, a work that we would, uh, we would pursue. Uh, w- you know, I think, uh, it’d be difficult to say a value until we get into the clinic. So, we’ll, um - both those molecules are - are accelerating towards the clinic, and - and, uh, I think once we start seeing some clinical data, we’ll - we - we can ascribe more value to those as - as that comes along.

Shannon:                                                                   Thank you, our next question comes from Geoff Porges with SVB Leerink. Your line’s open.

[00:17:30]

Geoff Porges:                                              Thank you very much, just a couple of logistic questions from - for Andy. Um - uh, first, Andy, was - was this a competitive process, um, and, uh, do you have, uh, significant break-up fees in place? Um, secondly, um, could you talk about what retention you have in place for, uh, all the key employees at Forty Seven? And, uh, what proportion of the 65 or so employees do you expect to be retained? And I’m going to throw this question in there, um - but I kind of know what you’re going to say, but…

[00:18:01]

…um, since this is a - an open call, um, and - and the whole management team is there, could you give us a sense of whether you’re seeing any promise with the, uh, remdesivir trial? And if not, how would you communicate that, um, to both investors and to the public? Because obviously there’s just a huge amount of interest in that, um, and we haven’t heard from you.

Andy Dickinson:                             Thanks, Geoff. Um, I’ll start and, um, on the…

[00:18:30]

…yes, it was a competitive process, as you might expect. Obviously, the details will be set forth in the company’s 14D-9 filing. Um, there are standard break-up fees, um, that are associated with this. Um, again the details will be released in the coming days of the merger agreement’s files. Um, and then, you know, D- as Dan said — and Merdad alluded to — the - the team at the company, um, is an exceptionally, uh - is an exceptionally good team. And we’re really excited about working with them.

[00:19:00]

So, um - uh, you know, as is the case in - in most of our acquisitions, we’re deeply focused on, um, you know, retaining, uh, the key employees and, uh, and working with them going forward on these programs. Uh - um - uh, we’re not providing any specific details on that front, but it’s something that - that we’re focused on. And, again, um, the - the team and the quality of the team was a significant driver for us in this transaction.

Geoff Porges:                                              Great, thanks.

Daniel O’Day:                                          Yeah, I’ll just - I’ll just add a bit, Geoff. I mean, um - uh - uh, could go in the echo…

[00:19:31]

…where Andy left off, and obviously I’ll be working closely - we’ll be - w- we’re working closely with the - with the Forty Seven team to put programs in place to incentivize the employees there to keep on with their work. Of course, between now and closing, they’re completely independent, and we’ll only begin to plan, uh, but at the time of closing, we’ll be well prepared to, um - uh, to - to make sure we have programs in place to - to retain, uh, the talent.

[00:19:57]

Uh, on remdesivir, yeah, I - I think, uh - uh, clearly, uh - I think you probably know the status, which is, uh, you know, we have two clinical trials now, uh, recruiting in China on, uh - both around 400 patients each — placebo-controlled, randomized clinical trials with remdesivir. Uh, they are enrolling, uh, in sever patients in one and more moderate patients in the other. Um, we’ve recently also, uh, began, uh, the, uh, initiation of - of additional trials…

[00:20:29]

…one with NIAID, uh, which will get going here soon, and then two additional trials that, uh, Gilead is sponsoring that would be placed in - in different Asian countries, Europe, and other parts of the world. Uh, there would be INDs that, uh - uh, that we’re responsible for. So, um, we don’t know yet the clinical effect in this. We - we - we, uh, we know we have invitro activity here, uh, and it just really depends upon the nature of the recruitment, but as I’ve said — and we’ve said publically — uh, we expect to have to have more color on that in the April timeframe…

[00:21:03]

…and we’ll certainty keep you informed. In the meantime, we’re, um - uh, we’re engaging our manufacturing supply chain in the event of success, uh, to be able to supply this medicine, uh, to - to patients with the coronavirus, if we do get clinical success. So that’s where we’re at right now, Geoff, with - with that.

Geoff Porges:                                              Great, thanks for that answer, and apologies for asking the question, but you can understand…

Daniel O’Day:                                          Not at all. Not at all. It happens to be another topic we’re working on right now in fair amount.

[00:21:33]

Shannon:                                                                   Thank you, our next question comes from Matthew Harrison with Morgan Stanley. Your line’s open.

Male:                                                                                                Hi, thanks for taking our questions. This is (unintelligible) for Matthew Harrison. Um - um, (unintelligible) AML - uh, what are you (unintelligible) studying the kringle programs, uh, would you only look at the TP53 population or - or maybe go broadly?

[00:21:58]

Merdad Parsey:                                  Oh, uh - sorry, yes. Uh, so, uh, we are, uh - at this point, I think we’re going to - we’re going to look, uh, pretty broadly in AML. Uh, the - the data so far have been really promising, and there’s - there’s not reason to restrict at this point. M- obviously, that will be data driven as times goes by. Uh, but at this point, I think we’re - we’re going to be looking, um, you know, particularly, uh, you know, in the unfit AML patients and, in particular, the TP53-positive patients.

[00:22:28]

So, we - we do think that that’s going to be a - a promising, uh - uh, promising for us down the road, given where the data are today.

Male:                                                                                        (Unintelligible).

Shannon:                                                                   Thank you, our next question comes from Umer Raffat with Evercore ISI. Your line is open.

Umer Raffat:                                              Hi, thanks so much for taking my questions. Um, I had a few for Merdad, if I may, and one for - fo- for Dan, if that’s okay. Merdad, I know, um, the Phase 1b, uh, the potentially pivotal cohort, is using every-two-week dosing, but the (unintelligible) are using a weekly dosing.

[00:23:01]

Are you comfortable with that strategy or would you look to make a change? That’s one. And then also, I noticed the (unintelligible) only mentions the (registrational cord) in MDS and not the one in DLBCL, um, even though Forty Seven had talked about DLBCL being potentially pivotal as well. Do you think that to be the case? Um, and - and on that same note, um, we know some of the emerging, uh, Forty Seven-targeted therapies are - have highlighted Fc effector function to be key in managing, um, some of the talks.

[00:23:28]

Do you agree or disagree with that? And then just a very quick follow up on an earlier question: Do you believe Gilead can supply something in the range of 500,000 thousand patients worth of, um, remdesivir, if that’s needed by this summer or fall? Thank you.

Merdad Parsey:                                  Hey, hey. We’re, uh - yeah. The, uh - nice brea- nice broad set of questions. So let me - let me try to get through, uh, answering them all. I appreciate it. Um, so the Q2-week dosing versus Q week, uh, that’s definitely being, uh, evaluated, right?

[00:24:01]

And I think we’ll be looking to see whether Q2 week, um, from an efficacy standpoint, confa- uh - uh, compares favorably with - with weekly dosing. So, that - that’s, uh - I think we’ll be looking at both. Uh, obviously from a - a patient convenient standpoint, e- every other week is going to be, um - uh, better, but we want to make sure we don’t lose efficacy in - in making that transition. So, we’re - we’re going to be evaluating that. It’s early days, so we’ll - we’ll keep, um, evaluating that as we go forward.

[00:24:31]

Um, in terms of DLBCL, um, it is — excuse me — it is ongoing. Um, and I think that, uh, certainty we feel that the data in MDS and M- a- and, uh, AML are - are more advanced and allows to be, uh, more excited about those data. I think DLBCL will - will continue to, uh, run those, uh, studies and see how that evolves.

[00:24:58]

Merdad Parsey:                                  Certainly if that uh, looks good we’ll obviously want to make that a pivotal cohort as well, but that’ll be again, in a data-driven way. Um, the Fc effector question, yeah, we’ve looked at that uh, across, uh, the molecules, and of course that - that’s uh - um - uh - um, hypothesis that’s out there. Um, in terms of, to your point, managing the safety, um, what we’ve seen in the data, when we’ve looked at, and you’ve seen and - and will continue to - to show uh, again in ASCO, is that uh, I think from a ta- uh, toxicity standpoint uh, (unintelligible) that’s been, tolerated, so far.

[00:25:37]

Merdad Parsey:                                  We’ve not seen um - uh, problems with uh - with uh - the uh - based on what I would - you know, the FC uh, fragme- at this point um, so I think we’re - we’re pretty excited about what - where we are. Um so - uh, hopefully that addresses those questions.

[00:25:56]

Merdad Parsey:                                  And then on the - on the remdesivir, as Dan mentioned, we’re - we’re working really hard on uh, supply chain and uh, doing a lot of work at risk now uh, to try to supply as much drug as - as uh, we possibly can, over the next uh, several months. So um, you know I think uh, we are waiting for the data to - to be generated to - to demonstrate efficacy and at the same time doing a lot of manufacturing work to try to uh, support as many patients as we can.

[00:26:24]

Daniel O’Day:                                          Yeah, (Mike) thank you - thanks a lot for that - for that (unintelligible) I just want to emphasize what - what - uh - um - when Merdad said on remdesivir - I think - y- you know th- there is a variety of different scenarios, you know, depending on moderate, severe - depending on the clinical data. So, what we’re doing is we’re creating as much optionality on our supply chain as we can, a- and those trigger points will allow us to determine the demand. Right now the demand is - i- is - is really unknown uh, as are many things about coronavirus.

[00:26:57]

Daniel O’Day:                                          But rest assured that - that we’re doing everything possible. not only with our own supply chain, what do it’s in our - partner supply chain around the globe. Um - uh, to - to ramp up uh, when we get to those trigger points. So um - more soon on that, will be driven by clinical data need, what we are um - we have teams of people that are - that are preparing for this should we be able to contribute to the human need.

Male:                                                                                        Thank you.

Shannon:                                                                   Our next question comes from Cory Kasimov from JP Morgan. Your line is open.

Cory Kasimov:                                     Hey, good morning guys, thank you for taking my question. Um, just curious about how you are probably thinking about competition, the CD 47 space, and - and what about (unintelligible) do you see as most differentiated of this asset?

[00:27:49]

Daniel O’Day:                                          I think put simply, uh, they have the most mature data set, in (unintelligible) and I think they - they are - they are substantially uh, ah- ahe- I should say we, I guess, but uh - substantially ahead with (unintelligible) and I think that’s - that’s probably the most differentiating thing . Uh, so, I think that was what got us really interested in moving forward, the confidence in the data set that’s already been uh, demonstrated. Um, uh oh, you know, I think uh, just going back to the question that was brought up earlier about safety. I think the other thing is, you know, they - they devised this dosing scheme that really helps - appears to be helping um, mitigate, adverse events.

[00:28:27]

Daniel O’Day:                                                  And I think that - that combination of tolerability and efficacy seems to be - and the data that - generated already um, seems to be putting them um - uh - farther ahead. it’s a nice molecule.

Cory Kasimov:                                     Thank you.

Shannon:                                                                   thank you. Our next question comes from (Ovid Vanfal) with Citi. Your line is open.

(Ovid Vanfal):                                         Hey guys, good morning and thanks for taking my question. So, uh, if I look at your oncology file (unintelligible) combine with uh - with (unintelligible) it seems like you are heavily focused on (unintelligible) at this point. Uh, is this your sweet spot and this is where we should expect more (unintelligible) in the future? and then the second part is, what would it take for CD 47 to be effective in (unintelligible) uh, what kind of combination you could be thinking about? Thank you.

[00:29:15]

Male:                                                                                        And Maybe I’ll start and turn it over to (Merdad). So I’m really happy you pointed that out. I think at the end of the day, uh, we - we think broadly in - (unintelligible) oncology between uh (unintelligible) indices and solid tumors and - and - and our strategy will continue to pursue both.

[00:29:35]

Male:                                                                                        Just as it does in our early stage portfolio, particularly outside of (kite). Um, having said that, building up our critical mass in hematology is - is a strategic Advantage for us, and we’ll leverage that as Merdad said before. so, no, it’s not exclusive to hematology, but yes, we like the concept of having critical mess with hematology as well.

[00:29:59]

Male:                                                                                        Merdad, do you want to add any more color to that?

Merdad Parsey:                                  No, I think that’s exactly right. It’s a - it’s a good place for us. I think, uh, as you - as you know i- i- it’s a solid place where we have uh - and are building more and more expertise. And I think just to talk about the solid tumors. And follow up on your question of CD 47 specifically. Yeah, I think you know we’re - we’re definitely going to be exploring the utility of CD 47 in solid tumors more.

[00:30:28]

Merdad Parsey:                                  Uh, I think to your point - I think figuring out um - you know, what - what is going to take to - to be able to - uh, show significant um - um benefit, especially in terms of uh, partner molecules that - that might uh, induce uh, sensitivity to CD 47 inhibition, I think those are going to be questions that we’re - we’ll explore, and that - you know, that should um address the first question of whether we’re interested in solid tumors.

[00:30:57]

Merdad Parsey:                                  We’re definitely going to - this will be another example of where we’ll be looking at solid tumors going forward.

(Ovid Vanfal):                                         Good thank you.

Shannon:                                                                   Thank you. Our next question comes from (Alicia Young) with (Cantor Fitzgerald). Your line is open.

(Alicia Young):                                      Hey guys, thanks for taking my questions and congrats on the deal this morning. I want to you to tell me a little bit about your strategy (unintelligible) MDS, um, your strategy on a lower risk (unintelligible) refractory. I know that 47, you know, that was kind of the mid-range focus. And then, um, so other question on higher level, you know, should we think about the size of deals that you’re kind of doing in this neighborhood, or is there a possibility to push up to a potential (kite) size deal, thanks?

Male:                                                                                        Um, let me take the first question. Uh think uh - uh, yeah, th- to your point, I think uh - we’ll be looking across, I think, uh, a lot of the differen- uh, patient uh, subtypes, for efficacy. So uh - we’re - wh- we see really broad potential for the molecule and something we wanna make sure we go forward with - i- in - so certainly uh, we’ll look across MDS, we’ll look across a number of um, AML uh, populations.

[00:32:04]

Male:                                                                                        And then, uh - you know, I think we’re going to be exploring other hemologic malignancies. We’ll probably look at uh, things like multiple (myeloma), and as I mentioned, solid tumors. So we’re really - that’s what has us excited about this molecule. It’s just sort of the - the breath of what we can explore and what we’re already started to see, some s- uh, you know, some signals of that activity, so um, definitely from that standpoint, that’s something we wanna - we wanna continue to do.

[00:32:30]

Male:                                                                                        Uh, in terms of size of deals, I think this is uh - what we mentioned - I’ll hand it out to Andy and Dan, but this is sort of the size of deal and the kind of deal that we talked about doing um, for a while, and I think uh, i- you know, should - confirm what we’ve been saying and I - and I do believe that these are the sort of deals that - that um, we are targeting. We’re always open in opportunistic ways to different deals, but uh - you know, those are- those are gonna be um, you know, very opportunistic on our part in terms of finding just the right thing to do that kind of thing.

[00:33:03]

Male:                                                                                        Maybe I’ll hand it off to Andy and Dan to…

Andy:                                                                                      Hi. I would say this deal is in the sweet spot of - in - you know, you’ve heard a clear and consistent message since JP Morgan, that we’re going to be pursuing ordinary (unintelligible) partnerships, potentially another large transformative partnership, um, as well as small to medium bolt-on deals, you know, in my mind this is um - a medium bolt-on deal uh, around a great set of assets.

[00:33:31]

Andy:                                                                                      Not just a single asset, uh, including once asset that’s in the clinic. So clinical stage assets, um, like this are - are right in the sweet spot of the strategy. And you should expect that um, we’ll continue to look at transactions like this. So uh, I think going forward, um, you know, th- the focus - this is right within our focus. We will as we said before, look at larger transactions as well. The bar is incredibly high, um, for large - large transactions at this point. And it’s more likely that you’ll see us continue to implement a strategy of completing smaller to - to medium sized acquisitions, so um, stay tuned.

[00:34:14]

Shannon:                                                                   Thank you. Our next question comes from (Celine Sayed) with (unintelligible). your line is open.

(Celine Sayed):                                     Well guys, thanks so much for question and congrats on the deal. Just one from me on the size of (unintelligible). it seems like from a - from investors’ standpoint oh, that there is quite a bit of a range of how investors are - are looking at the opportunity there is. Is there any additional framework you can provide - are there, you know, sales, (unintelligible) numbers that you can give us to help us think about how you are thinking about this - this opportunity here. Thank you so much.

[00:34:46]

Johanna:                                                                     Maybe I’ll take that one. Um, it’s Johanna on the line. thanks for the question. We do believe that actually, in terms of patients, if you think about it, that 14000 patients in the US oh, maybe about 20,000 in the EU five, that (unintelligible) every single year. 40% of that in the US are actually high risk oh, and that will be the first indication that obviously, as Merdad mentioned earlier, there’s an opportunity potentially to look at the low risk as well as (unintelligible) rate.

[00:35:17]

Johanna:                                                                     So we believe that this is a really high medical name, um, clearly in the high-risk, but also in the other potential indications, um, because the survival rate is so low. it’s only one to two years in that high-risk population.

[00:35:29]

Johanna:                                                                     So we are really excited about the opportunity and meeting that high medical need, hopefully with this compound.

Male:                                                                                        And (unintelligible) the only thing I’ll add is probably - u- u- underlies your question oh, I think, this is one of those areas where - where - you know, given the limited treatment options and - and - and the efficacy safety profile that’s out there, um, there may be an under estimate of how - how - where this can go, as better treatments become available.

[00:35:59]

Male:                                                                                        So that’s something that we will probably learn as we get further into this and - and build on the profile of the molecule.

(Celine Sayed):                                     would you guys be willing to provide some sort of (unintelligible) terms of opportunity, Even if it’s just a range?

Male:                                                                                        Not (unintelligible) we don’t - at this point it would be premature for us to provide any commercial guidance as you would expect.

(Celine Sayed):                                     Thanks so much guys I appreciate it.

[00:36:29]

Shannon:                                                                   Thank you. Our next question comes from (Phil Nado) with (Calvin and Company). your line is open.

(Phil Nado):                                                       Good morning, congrats on the deal, just a couple for Merdad to um (unintelligible) had been saying that - kind of had a two-pronged strategy to get the (unintelligible) registered, and MDS, one was on the phase 1 (unintelligible) data, the CRI (unintelligible) is long enough, then the second one would be on the enhanced trial. Is it (unintelligible) understanding of how - how uh, it could be approved and, secondly, if so, what - could you give some idea of the CR rate and (unintelligible) response that would be necessary to (unintelligible)? Thank you.

[00:37:08]

Merdad Parsey:                                  So yeah, I think that is uh - uh oh, I see the strategy being uh, a continuation of the great job that the 47 team has done today. And I think that they - they - they really plotted out really nice pack, um oh, you know, you know, so that is exactly oh, as you outlined, how we are thinking about going forward.

[00:37:28]

Merdad Parsey:                                  And, in terms of - the second part of your question, um - uh, oh, in terms of - in terms of CR oh, yeah, look, I think, you know, the - the CR rate that - that’s already been demonstrated uh, in uh - that you saw back in - (Ash) presentation uh - I think that’s a pretty impressive um - um - um CR level.

[00:37:56]

Merdad Parsey:                                  You know as well as I do, um, that often as you extend clinical trials, those - those numbers will start to - to - to settle in a little bit better in terms of where, you know, broader patient population will - will plan. But I think if we are in the ballpark of what we I’ve already seen from them, um, that would be - that would be oh, I think highly supportive of going for that um, accelerated approval approach.

Man:                                                                                          Thank you.

Shannon:                                                                   Thank you. Our next question comes from (Robin Carnascas) with (Suntrust). Your line is open.

[00:38:31]

(Robin Carnascas):               Hi guys, thanks for taking my question (unintelligible) I’m kind of losing it. So, um, two quick ones: number one, should the drug continue to work, how much, you know, overlap do you think, or how much do you (unintelligible) would you have with your (unintelligible) salesforce. Uh, the second question is oh, you know, to compete in this state and, you know, be aggressive uh, and compared to other players in (unintelligible) sometimes you have to spend a lot of multiple clinical trials.

[00:38:58]

(Robin Carnascas):         How much more infrastructure do you think you’ll need to be competitive in (unintelligible) and tangential to that oh, there are so many more opportunities to develop 47 versus maybe what (unintelligible) company could have done, just from the cost perspective, so how are you thinking of balancing and prioritizing development of different programs? Thank you.

Male:                                                                                        Thanks (Robin). Let me start with that. I mean, first of all, I would say it’s terrific that we have relations oh, obviously out there already with certain immunologic customers, through the kites channel and uh, channel, and certainly, you know, we can - we can - we can leverage that accordingly.

[00:39:36]

Male:                                                                                        Having said that, I think it’s really important that we stay focused on the cell therapy. Cell therapy is a uh, emerging pioneering technology but I think - and I’m a big believer from my oncology studies, but, you know, you can have uh, overlapping sales forces that complement each other but stay focused, and so uh oh, we don’t want to distract uh, kite, with this - with this uh, acquisition.

[00:40:01]

Male:                                                                                        We need them firmly focused on the rich portfolio that they have oh, and the pioneering Technologies they have to get moving. and as we approach the strategic plan or how to launch this medicine, we’ll have that in consideration as well. But you also know, you know, that the - you know, the SGNA is quite efficient here when you go into different channels in oncology. And so I think we all uh - we’ll do that wisely with a focus but also with prudent investment to make sure we’re competitive uh, but also uh, keep it - keep it focused.

[00:40:32]

Male:                                                                                        On the second point, uh, around how much infrastructure we’ll spend. I think like everything, we’ll be data driven, right, we’ll follow the science. But obviously in a company Gilead, and some of the discussions we had with 47, you know, our ability to um - to kind of blow out the - the possibilities in - related to the science and the clinical program uh, are significant and - and more significant than 47 is a stand-alone company.

[00:40:58]

Male:                                                                                        So uh, you know, Merdad, they have a (unintelligible) here, but we’re in the process of looking at the balance of our portfolio uh, how to prioritize assets and programs within our portfolio, including combination programs uh, and we won’t be afraid to invest at all, to make sure that we stay in the lead here, stay competitive, not only with the lead indications in hematology, but also exploring all the tumors. But also stay in the lead in terms of uh - uh, the variety of combinations that one can think about, both within our portfolio in Gilead and then working with other partners accordingly.

[00:41:31]

Male:                                                                                        So, um, this is, you know, and the sweet spot of ho- I think what you have to do to be successful in oncology, and we will not be afraid to invest as we see data and as we see (unintelligible) in the data, to move fast and be first with combinations, with this - with th- with this molecule. Um, Merdad, I mean I think we’re probably pretty aligned here, but - from our experiences in the past.

Merdad Parsey:                                  Yeah, no, I think that’s right, I - I think you know, one of the things that we are going to bring as a partner is the ability to - to do exactly what Dan uh, said, I mean, I think the opportunity for us when we bring these sorts of molecules, is to put a lot of um - a lot of muscle behind, uh, executing around these uh - in terms of breath and - and scope of what we do to maximize the value of - of a molecule.

[00:42:20]

Merdad Parsey:                                  Um, in a sense, uh, the way I would think about it is that actually uh - in a - because we are building a portfolio, and because we have um, you know, uh - the - we’re building in this area, we’re going to put a lot of attention, a lot of effort behind these to not - to make sure that we can uh - can get the best label, and uh - continue to uh, maximize each molecule that we bring into our portfolio.

[00:42:43]

Shannon:                                                                   Thank you, our next question comes from (Jim Burchenof) with Wells Fargo. Your line is open.

(Jim Burchenof):                            Hi guys, uh, congratulations on the deal and thanks for fitting me in. So, a few questions. Um, I guess first, at a high level, Dan, can you just talk about how the 47 acquisition addresses your strategic imperative.

[00:43:05]

(Jim Burchenof):                            And there’s (unintelligible) science and I just w- was hoping you could comment on both - on science versus both on revenues, and how you think about both to address, you know, few - future risks through the decade. Uh, the second question is just on the maintenance of 30 milligrams per kilogram, seems like a lot of protein, particularly if you’re successful in a broad group of patients. So could you just comment on your ability to scale up manufacturing to meet that level of production.

[00:43:31]

(Jim Burchenof):                            And then just finally, related to Phil’s question, um, when we think about accelerated approval and you think about (unintelligible) CR rates alone, should we think of that as kind of the lower bound of the (unintelligible) interval, you need to be comfortably above, thanks.

Daniel O’Day:                                          Sure Jim, I’ll start out with - with maybe your first two questions, uh - uh, yeah, so I - I - I’ll just repeat it, I think this is the perfect example of the strategy in action that we just rolled out. So it’s - a couple of things about that.

[00:44:02]

Daniel O’Day:                                          I mean, the first one, we are staying true to our in-house knowledge, in terms of evaluating external opportunities. I think when you get out of (unintelligible) and you get out into areas that you don’t have internal expertise at, and you start to deal like this, I think, you know, you run the risk of - of not doing the right deal. So I think, you know, our - our ability to understand um, (unintelligible) modulation, uh, specifically related to immuno-oncology oh, and the depth of experience we have.

[00:44:32]

Daniel O’Day:                                          For instance with kite, and hematology, allows us to take a - a - critical look at - at - at this science as you say, on the - both on the science side and - and - and determine that we think this has great promise. So, will keep doing that uh - uh and - and - and as I said, will focus on - on immuno-oncology versus the broader field of oncology. So um oh, you know, I think this think this is- this is - this is strategy in action, basically, and it’s - it’s - it’s um - uh - and the strategy has really helped us to focus our internal resources on what to go after and not to go after.

[00:45:05]

Daniel O’Day:                                          And also allowed us to be early in this discussion process with 47, and to be um, at the table right away, when uh, 47 was considering alternatives for the - for their business. And that matters, as we know. So, you know, we’ll - we’ll - we’ll continue to pursue and pursue those same behaviors in place for - for other assets as - as we look externally. So, that - you know, I don’t know exactly what you meant by bolt-on science and bolt-on revenues.

[00:45:35]

Daniel O’Day:                                          But we’re going to be science-driven. Um, and - and (unintelligible) medical need driven, and the revenues will fall, I would say. On the scale of manufacturing, um, yeah, we are - we are more than capable - I mean, we do have a - a good expertise in-house within Gilead uh, on - on antibodies, uh - on TMS development of antibodies. And also, piloting scale up facilities to be able to manufacture um, decent qualities of antibodies for clinical trials.

[00:46:05]

Daniel O’Day:                                          And working in partnership with our CMO network out there to uh - to ramp up for large quantities. But uh, that was a key decision, the 47 is (unintelligible) and I think we can use our network within Gilead to support them as we - as we consider the uh - the scale up for this content. Um, Merdad, do you have anything else to add on that, (unintelligible) number three I guess.

Merdad Parsey:                                  Yeah, no, the only other thing I would add yes, on that, is, as was mentioned earlier, if we go do every 2-week dosing oh, obviously that has an impact on the amount of drug Supply we would need as well. So, you know, those are a lot of moving parts right now, including optimizing expression and all those sorts of things oh, is that I think we’ll get there. but, I think, to echo Dan, I don’t think we are concerned about getting that scaled up and available.

[00:46:59]

Merdad Parsey:                                  So - and in terms of um, (unintelligible) a loan in terms of that response rate, I think is what you are asking, is whether that should be the lower bounds of the expectation. yeah, in my mind I think we need to do, again I think the data you see so far, and I think that what we need to do is that, we should be substantially better in terms of overall response rate and CRs, with a combination, compared to (unintelligible).

[00:47:30]

Merdad Parsey:                                  And I think that would be what helps form the basis of an accelerated review. Assuming the data continues to play out the way we hope it will.

Shannon:                                                                   Our last question comes from (Evan Siberman) with (unintelligible) your line is open.

(Evan Siberman):                        Hi everyone, thank you for squeezing me in. I just want to understand from a higher level, why did you opt for this asset versus something that would be more quickly (unintelligible) to earning. And then, when you say immuno-oncology versus (unintelligible) oncology, can you provide some specificity as to how you’re thinking about this? I’m assuming that you’re not looking at CKIs, but any other color, what type of assets you’re looking for in say, the (unintelligible) division? thank you very much

[00:48:11]

Daniel O’Day:                                          Thank you. So, why opt for this asset. I think for all the reasons we mentioned. At the end of the day, this - again, fits into our criteria, which is high science, first in class, but also clinical stage asset. we know in oncology, clinical-stage assets with this type of data, can (unintelligible) very fast towards contributing toward our growth story at Gilead.

[00:48:47]

Daniel O’Day:                                          So we’ll continue to look at clinical stage assets. Some may be nearer; some may be further away. Actually I think this is right on the sweet spot. But it will be science driven. So it will be driven on the distinctiveness of the molecule, the ability for it to be differentiated best in class and first in class.

[00:49:07]

Daniel O’Day:                                          And that’s our number one criteria. And then after that, stage of clinical program certainly affects where we look and where we may put our efforts. And on the second (unintelligible) on the immuno-oncology focus for oncology strategy, I think we’ve been um - you know, specific about the fact that uh - there is lots of places to go in oncology. We could pursue a very broad strategy where we look at rare tumor types that were more targeted.

[00:49:37]

Daniel O’Day:                                          You know, outside of the immuno cascade, and there is a lot of people doing that because that is good news for patients, so - and we think that we need a focus that allows us to leverage our immuno modulation experience, and to make choices about what we go after and not. That is the conscious choice we make to put resources to use in the best way, and to leverage our internal experience mostly, from kites, which is I think the kind of the poster child, if you like, of personalized health care in immuno-oncology, and one kind of solution for each patient.

[00:50:19]

Daniel O’Day:                                          To the internal portfolio (unintelligible) Gilead pursuing a couple of different novel mechanisms in immuno-oncology with small molecules, to some of the antibody work that we have with companies like (unintelligible) and others. So we are building an oncology portfolio now with - as I said, from prior to the 47 (unintelligible) we had about 15 clinical stage programs in that sweet spot and in that area within oncology. And this (unintelligible) set ups are around 20. So we like this focus, we think it makes sense, we think it’s the best place for expertise, (unintelligible) and so a lot of potential for immuno-oncology to deliver long-lasting, durable uh, responses for patients, including uh, you know, getting towards curative responses in patients.

Male:                                                                                        Thanks so much Dan, I appreciate it.

Daniel O’Day:                                          Thanks, you got it.

Shannon:                                                                   Thank you. This concludes QA session. I want now to return the call over to Douglas, for closing remarks.

Douglas:                                                                        Thank you Shannon, and thank you all for joining us today. We appreciate your continued interest in Gilead, and the team here looks forward to providing you updates on our future progress.

Shannon:                                                                   Ladies and gentlemen, this concludes today’s conference call. Thank you for participating. You may now disconnect.